UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                           PRICELINE.COM INCORPORATED
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.008 PER SHARE
                         (Title of Class of Securities)

                                    741503106
                                 (CUSIP Number)

                                 WILLIAM E. FORD
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  APRIL 1, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

741503106                                                     Page 2 of 14 Pages
---------                                                     ------------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners, LLC

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        26,265,105
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          26,265,105

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          26,265,105

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          18.5%

14        Type of Reporting Person (See Instructions)

          OO

741503106                                                     Page 3 of 14 Pages
---------                                                     ------------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 48, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        26,265,105
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          26,265,105

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          26,265,105

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          18.5%

14        Type of Reporting Person (See Instructions)

          PN

741503106                                                     Page 4 of 14 Pages
---------                                                     ------------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 50, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          New York

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        26,265,105
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          26,265,105

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          26,265,105

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          18.5%

14        Type of Reporting Person (See Instructions)

          PN

741503106                                                     Page 5 of 14 Pages
---------                                                     ------------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          GAP Coinvestment Partners, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          New York

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        26,265,105
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          26,265,105

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          26,265,105

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          18.5%

14        Type of Reporting Person (See Instructions)

          PN

741503106                                                     Page 6 of 14 Pages
---------                                                     ------------------


Item 1.  Security and Issuer.

         The title of the class of equity securities of Priceline.com Incorporated, a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.008 per share (the "Common Stock"). The address of the principal executive office of the Company is Five High Ridge Park, Stamford, Connecticut 06905.

Item 2.  Identity and Background.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 48, L.P., a Delaware limited partnership ("GAP 48"), General Atlantic Partners 50, L.P., a Delaware limited partnership ("GAP 50"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP, GAP 48 and GAP 50, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for

741503106                                                     Page 7 of 14 Pages
---------                                                     ------------------

investment purposes. The general partner of each of GAP 48 and GAP 50 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, J. Michael Cline, William E. Ford, William O. Grabe, David C. Hodgson and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of a recent purchase of shares of Common Stock by GAPCO, as described in Item 5(c), which were acquired for the aggregate purchase price of $40,000 and the source of which was contributions from the partners of GAPCO.

Item 4.  Purpose of Transaction.

         GAPCO acquired the shares of Common Stock for investment purposes and the Reporting Persons hold shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or

741503106                                                     Page 8 of 14 Pages
---------                                                     ------------------

dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons have any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, GAP, GAP 48, GAP 50 and GAPCO each own of record no shares of Common Stock, 19,017,552 shares of Common Stock, 1,466,111 shares of Common Stock and 5,781,442 shares of Common Stock, respectively, or 0%, 13.4%, 1.0% and 4.1%, respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 48 and GAP 50, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 26,265,105 shares of Common Stock or 18.5% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 26,265,105 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Prior to the purchase of the shares of Common Stock by GAPCO as described in the following sentence, on April 1, 1999, GAP 48, GAP 50 and GAPCO owned of record 19,017,552, 1,466,111 and 5,778,942 shares, respectively, of Common Stock. Upon the closing of the Company's initial public offering on April 1, 1999,

741503106                                                     Page 9 of 14 Pages
---------                                                     ------------------

GAPCO purchased 2,500 shares of Common Stock that were offered in the initial public offering for $16 per share, for an aggregate purchase price of $40,000.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         As noted above, the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by GAPCO, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 48 and GAP 50. Accordingly, GAP and the GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

         Exhibit 2: Power of Attorney dated December 30, 1998 appointing Thomas
                    J. Murphy Attorney-In-Fact for GAP.

         Exhibit 3: Power of Attorney dated December 30, 1998 appointing Thomas
                    J. Murphy Attorney-In-Fact for GAPCO.

741503106                                                    Page 10 of 14 Pages
---------                                                    -------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 6, 1999.

                                        GENERAL ATLANTIC PARTNERS, LLC

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 48, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 50, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                        GAP COINVESTMENT PARTNERS, L.P.

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact